

August 8, 2023

Yongyi Zhang
Chief Financial Officer
Cango Inc.
8F, New Bund Oriental Plaza II
556 West Haiyang Road , Pudong New Area
Shanghai 200124
People's Republic of China

  Re: Cango Inc.
   Form 20-F filed on April 26, 2023
   File No. 001-38590

Dear Yongyi Zhang :

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F filed on April 26, 2023

Item 3. Key information
Our Corporate Structure, page 4

1. We noted your disclosure that you engage in value-added telecommunications services, or VATS, namely value-added online services for platform participants within the key information section, and we also note telecommunications services related disclosures beginning pages 48,55,58, 120 and 122. However, based on your financial statements disclosures and the rest of the filing disclosures, you operates as an automotive transaction service platform that connects dealers, original equipment manufacturer, financial institutions, car buyers, and other industry participants in the People's Republic of China. Please advise or revise your conflicting disclosures.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 201

2.   We note the certification by your Chief Executive Officer in connection with your required submission under paragraph (a). Please supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or additional third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

3.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

4.   Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities. With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and tell us the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. In this regard we note that Exhibit 8.1 indicates that you have subsidiaries in Hong Kong.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202- 551-6756, or Larry Spirgel, Office Chief, at 202-551-34870 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology